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December 28, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Registrant: ModusLink Global Solutions, Inc.
Filer: Handy & Harman Ltd.
Filing: Preliminary Proxy Statement on Schedule 14A
Accession No.: 0000921895-12-002374
Filing Date: December 27, 2012

Dear Sir or Madam:

On December 27, 2012, Handy & Harman Ltd. transmitted the above captioned preliminary proxy statement with respect to the annual meeting of stockholders of ModusLink Global Solutions, Inc. (the “Proxy Statement”) via the Securities and Exchange Commission’s EDGAR system for filing pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended.

Please direct any questions or comments that you may have concerning the Proxy Statement by telephone to Steve Wolosky at 212-451-2333 or the undersigned at 212-451-2230 or by facsimile to 212-451-2222.

Very truly yours,

/s/ Michael R. Neidell

Michael R. Neidell

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